UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIDZ.COM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number)

Kia Jam

Glendon Group, Inc.

2425 Colorado Boulevard, Suite B-205

Santa Monica, California 90404

(310) 828-6767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Law Offices of Aaron A. Grunfeld

1100 Glendon Avenue, Suite 850

Los Angeles, California 90024

(310) 788-7577

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8883T200

1	Name of Reporting Person Glendon Group, Inc.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 500,000

	8	Shared Voting Power 8,317,134

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,317,134

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,317,134

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 45.445%*

14	Type of Reporting Person CO

* Based on 18,299,992 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on November 9, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Kia Jam

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,317,134

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,317,134

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,317,134

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 45.449%*

14	Type of Reporting Person IN

* Based on 18,299,992 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on November 9, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person David Zinberg

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,898,134

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,898,134

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,898,134

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 15.837%*

14	Type of Reporting Person IN

* Based on 18,299,992 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on November 9, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Marina Zinberg

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,365,604

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,365,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,365,604

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 18.391%*

14	Type of Reporting Person IN

* Based on 18,299,992 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on November 9, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Weston Capital Management LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC/PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0

14	Type of Reporting Person IV/PN

CUSIP No. 8883T200

1	Name of Reporting Person Albert Hallac

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF/PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0

14	Type of Reporting Person IN

CUSIP No. 8883T200

1	Name of Reporting Person Saied Aframian

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,553,396

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,553,396

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,396

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 8.489%*

14	Type of Reporting Person IN

* Based on 18,299,992 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on November 9, 2012.

PRELIMINARY STATEMENT AND EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the Reporting Persons on May 30, 2012. The Company held its 2012 Annual Meeting of Stockholders (the “Annual Meeting”) on September 27, 2012. At the Annual Meeting the Merger Agreement was adopted by holders of a majority of outstanding shares of common stock and was also adopted by the holders of a majority of the unaffiliated shareholders as reported by the Company in its Form 8-K as filed with the Commission on October 2, 2012.

Since the Annual Meeting Date, Glendon has not closed the Merger. On October 2, 2012, October 4, 2012, October 11, 2012, and October 16, 2012 the Company announced that it was granting Glendon extensions to close the Merger. On November 6, 2012, the Company filed an action entitled Bidz.com, Inc. v. Glendon Group, Inc. et al in the Court of Chancery of the State of Delaware. The suit requests specific performance against the defendants to close the Merger. Please see Forms 8-K filed by the Company with the Commission on October 2, 2012, October 4, 2012, October 11, 2012, October 16, 2012 and November 7, 2012, each of which is incorporated herein by this reference.

In order to seek to close the Merger, in or about early November, 2012, Parent and Mr. Zinberg approached  Mr. Sam [Saied] Aframian with a request that he agree to contribute the shares of Company common stock beneficially owned by him to Glendon Group, which would result in Glendon Group increasing its ownership share and would reduce the amount of cash necessary for Glendon Group to fund to complete the Merger.  Mr. Aframian, Parent, Mr. Zinberg and Ms. Zinberg, have entered into an  Amended and Restated Contribution Agreement as of November 21, 2012 (the “Amended Contribution Agreement”). By this agreement  Mr. Aframian agreed to  contribute 1,553,399 shares of Company common stock beneficially owned by him in exchange for shares of common stock of Parent.

The total shares subject to the Amended Contribution Agreement represent in the aggregate about 45.449% of Common Stock outstanding, based on 18,299,992 shares of common stock outstanding as reported by the Company in its Form 10-Q filed on November 9, 2012. These agreements terminate upon any termination of the Merger Agreement and in certain other circumstances as set forth in the Amended Contribution Agreement, a copy of which is filed as Exhibit 5 to this Amendment No. 1. The Company is not a signatory to the Contribution Agreement or to the Amended Contribution Agreement.

Item 1.         Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Bidz.com, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2400 Marine Avenue, Redondo Beach, California 90278.

Item 2.         Identity and Background.

(a)-(c)— The names of persons filing this Statement (collectively, the “Reporting Persons”) are: (1) Glendon Group, Inc/Kia Jam, (2) David Zinberg, (3) Marina Zinberg, (4) Weston Capital Management LLC, (5) Albert Hallac, and (6) Saied Aframian.

Mr. Kia Jam is Chief Executive Officer, President and Director of Glendon Group, Inc and Bidz Acquisition Company, Inc. He is President and Chief Executive Officer of K. Jam Media, an independent media company with interests in production, distribution, post-production and film property acquisition.

Mr. Zinberg is Chief Executive Officer of the Company.

Ms. Zinberg is the sister of David Zinberg and a principal shareholder of the Company.

Weston Capital Management LLC is an alternative investment firm.

Mr. Hallac is a founder and Chairman of Weston Capital Management LLC.

Mr. Aframian is a principal of LAJ, Inc., a Los Angeles based wholesaler of gold and diamonds and vendor/supplier to the Company.

The principal business address for Kia Jam, for Parent and for Merger Subsidiary is 2425 Colorado Boulevard, Suite B-205, Santa Monica, California 90404.

The principal business address for David Zinberg is c/o Bidz.com, Inc., 2400 Marine Avenue, Redondo Beach, California 90278.

The principal business address for Marina Zinberg is c/o Bidz.com, Inc., 2400 Marine Avenue, Redondo Beach, California 90278.

The principal business address for Weston and Albert Hallac is 767 3rd Avenue, 25th Floor, New York, New York 10017.

The principal business address for Saied Aframian is 640 South Hill Street, Suite 354, Los Angeles, California 90014.

(d)-(e) During the last five years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual who is a Reporting Person is a citizen of the United States of America. Glendon Group, Inc., Bidz Acquisition Company, Inc., and Weston are organized under the laws of the State of Delaware.

Item 3.         Source and Amount of Funds or Other Consideration.

Please see disclosures contained above under “Preliminary Statement and Explanatory Note” and those set forth below in Item 4 with respect to all Reporting Persons.

Item 4.         Purpose of Transaction.

As described and set forth above in “Preliminary Statement and Explanatory Note, the Company has entered into an Agreement and Plan of Merger, dated as of May 17, 2012 (the “Merger Agreement”), with Glendon Group, Inc., a Delaware corporation (“Parent”), and Bidz Acquisition Group, Inc., a Delaware corporation and, wholly-owned subsidiary of Parent (“Merger Subsidiary”). The Merger Agreement provides that Merger Subsidiary will be merged with and into the Company, with the Company continuing as the surviving corporation in such merger as, wholly-owned subsidiary of Parent (the “Merger”), and that each issued and outstanding share of Common Stock of immediately prior to the effective time of the Merger (other than shares owned by Parent, Merger Subsidiary or any other subsidiary of Parent or the Company and shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will automatically be canceled and converted in the Merger into the right to receive $0.78 per share in cash, without interest. The Merger Agreement and the Merger are described in greater detail in the Current Report on Form 8-K filed by the Company on May 18, 2012. Since the Annual Meeting Date, Parent has not closed the Merger. On October 2, 2012, October 4, 2012, October 11, 2012, and October 16, 2012 the Company announced that it was granting Parent extensions to close the Merger. On November 6, 2012, the Company filed an action entitled Bidz.com, Inc. v. Glendon Group, Inc. et al in the Court of Chancery of the State of Delaware. The suit requests specific performance against the defendants to close the Merger. Please see Forms 8-K filed by the Company with the Commission on October 2, 2012, October 4, 2012, October 11, 2012, October 16, 2012 and November 7, 2012, each of which is incorporated herein by the reference.

In connection with the Merger Agreement, David Zinberg and Marina Zinberg entered into a contribution agreement (the “Contribution Agreement”) with Parent pursuant to which they agreed to contribute, in the aggregate, approximately 6,763,738   shares of the Company’s Common Stock owned by them in exchange for equity interests in Parent in lieu of receiving the cash merger consideration for such shares, which has been amended and restated as described above. In order to seek to close the Merger, in or about early November 2012, Parent and Mr. Zinberg requested that  Mr. Sam [Saied] Aframian, agree to contribute the shares of Company common stock beneficially owned by him to Glendon Group, which would result in Glendon Group increasing its ownership share and would reduce the amount of cash necessary for Glendon Group to fund to complete the Merger.  Mr. Aframian, Parent, Mr. Zinberg and Ms. Zinberg, have entered into an  Amended and Restated Contribution Agreement as of November 21, 2012 (the “Amended Contribution Agreement”). By this agreement  Mr. Aframian agreed to  contribute 1,553,399 shares of Company common stock beneficially owned by him in exchange for shares of common stock of Parent. The total shares subject to the Amended Contribution Agreement represent in the aggregate about 45.449% of Common Stock of the Company based on 18,299,992 shares of Common Stock outstanding as reported by the Company in its Form 10-Q filed on November 9, 2012. The Amended Contribution Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. Accordingly, these Reporting Persons are deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

After the completion of the Merger, the Company will cease to be a publicly held company.

The foregoing descriptions of the Merger Agreement and the Amended Contribution Agreement  are summaries only and are qualified in their entirety by reference to the full text of such agreements, which were or are being filed as Exhibits to this Statement and are hereby incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

(a) Collectively, the Reporting Persons beneficially own 8,317,134 shares of Common Stock representing 45.449%% of the outstanding shares of Common Stock (based on 18,299,992 shares of Common Stock outstanding as reported by the Company in its Quarterly Report on Form 10-Q, filed  November 9, 2012), comprised as follows:

(i)  Glendon directly owns of record 500,000 shares of Common Stock, representing 2.73% of the outstanding shares of Common Stock.

(ii)   Mr. Zinberg directly owns of record 2,898,134 shares of Common Stock, representing 15.837% of the outstanding shares of Common Stock.

(iii)   Ms. Zinberg directly owns 3,365,604 shares of Common Stock, representing about 18.391% of the outstanding shares of Common Stock.

(iv)  Saied Aframian directly owns 1,553,396 shares of Common Stock, representing 8.489% of the outstanding shares of Common Stock.

The Reporting Persons, to the extent they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons. Weston disclaims beneficial ownership of shares of Common Stock that are or may be owned directly by other Reporting Persons and further disclaims that it is part of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

No Reporting Person has effected any transactions in the Company’s Common Stock in the last sixty (60) days.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Merger Agreement, the Contribution Agreement and the Voting Agreement contained in Item 4, above, are hereby incorporated by reference.

Item 7.         Materials to be Filed as Exhibits.

The following documents are included or incorporated as exhibits to this Statement:

1.              Joint Filing Agreement among the Reporting Persons *

2.              Agreement and Plan of Merger, dated May 17, 2012, by and among Glendon Group. Inc., Bidz Acquisition Company, Inc., and Bidz.com, Inc. *

3.              Contribution Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg *.

4.              Voting Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg *.

5.              Amended and Restated Contribution Agreement.

*Previously filed

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

/s/ Kia Jam
By: Kia Jam, President*
Glendon Group, Inc. and individually

/s/ David Zinberg by Kia Jam
David Zinberg*

/s/ Marina Zinberg by Kia Jam
Marina Zinberg*

/s/ Albert Hallac by Kia Jam
Albert Hallac*

Weston Capital Management LLC

/s/ Albert Hallac by Kia Jam
By: Albert Hallac, Chief Executive Officer*

/s/ Saied Aframian
By: Saied Aframian

* By power of attorney granted in Joint Filing Agreement.

EXHIBIT INDEX

Exhibit 5                                               Amended and Restated Contribution Agreement.